EMI

RECEIVED

2007 JAN 11 A 9:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commissi[redacted]
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

07020270

15th December, 2006.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 7th December 2006, I enclose one copy of each of the following items that the Company have issued to the Regulatory News Service:

(a) an announcement, dated 11th December 2006, confirming that Merrill Lynch & Co., Inc., together with BlackRock, Inc. (an asset management company in which Merrill Lynch & Co., Inc. owns 49.8% of the common stock), have increased their interests in EMI Group plc Ordinary Shares of 14p each to an aggregate of 28,215,210 shares, being 3.53% of the shares in issue;

(b) an announcement, dated 12th November 2006, confirming that Wellington Management Company, LLP has decreased its holding in EMI Group plc Ordinary Shares of 14p each and, as at 11th November 2006, held 60,100,915 shares, being 7.51% of the shares in issue;

(c) an announcement, dated 13th December 2006, confirming that:
  (1) The Goldman Sachs Group, Inc. had decreased its interest in EMI Group plc Ordinary Shares of 14p each and, as at 7th December 2006, held 26,606,685 shares, being 3.33% of the shares in issue; and,
  (2) the Credit Suisse companies have ceased to have a notifiable interest in EMI Group plc Ordinary Shares of 14p each;

(d) a News Release, dated 13th December 2006, announcing that the Company had entered into an unconditional agreement with Toshiba Corporation to acquire, through a wholly owned subsidiary, Toshiba's 45% shareholding in Toshiba-EMI Ltd, in which the Company had a 55% shareholding; and,

(e) an News Release, dated 14th December 2006, announcing that, following a preliminary approach announced on 28th November 2006, discussions with a potential offeror for the Company had now ceased.

PROCESSED

JAN 17 2007

THOMSON FINANCIAL

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Encs.

EMI

VIA PR NEWSWIRE DISCLOSE

ER 06/110

Regulatory News Service

11th December, 2006.

EMI GROUP PLC
Holding in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by Merrill Lynch & Co., Inc., in a letter dated, and received by fax after the close of business on, 8th December 2006, that it has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as of 4th December 2006, held 28,215,210 shares, being 3.53% of the shares in issue.

It was also advised that, by reason of the provisions of the Companies Act 1985, BlackRock Inc. (an asset management company in which Merrill Lynch & Co., Inc. owns 49.8% of the common stock) has interests in 1,949,581 and Merrill Lynch & Co., Inc. has, in aggregate, interests in all 28,215,210 shares.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

EMI

VIA PR NEWSWIRE DISCLOSE

ER 06/111

Regulatory News Service

12th December, 2006.

EMI GROUP PLC
Holding in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by Wellington Management Company, LLP, a discretionary investment manager acting on behalf of its various clients, in a letter dated and received by fax after close of business on 11th December 2006, that it has decreased its holding in EMI Group plc Ordinary Shares of 14p each and, as at 11th December 2006, had an interest in 60,100,915 shares, being 7.51% of the shares in issue.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 06/112

Regulatory News Service

13th December, 2006.

EMI GROUP PLC
Holdings in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by:

(1) The Goldman Sachs Group, Inc. on behalf of itself and its subsidiaries, in a letter dated and received by fax after close of business on 12th December 2006, that, as at 7th December 2006, The Goldman Sachs Group, Inc. had decreased its interest in EMI Group plc Ordinary Shares of 14p each to 26,606,685 shares, being 3.33% of the shares in issue. The Company was further notified that, of these shares:

(a) 4,858,372 arose from an interest held by Goldman, Sachs & Co., a wholly owned direct subsidiary of The Goldman Sachs Group, Inc., acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Ltd; and,

(b) 21,748,312 arose from a beneficial interest held by Goldman Sachs International, a wholly owned indirect subsidiary of The Goldman Sachs Group, Inc; and,

(2) Credit Suisse Securities (Europe) Ltd, in a letter dated and received by fax after the close of business on 12th December 2006, that, as at 8th December 2006, the Credit Suisse companies ceased to have a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Ref: 82-373

EMI

News Release

FOR IMMEDIATE RELEASE

ER 06/113

Acquisition by EMI Group of Toshiba Corporation's minority shareholding in Toshiba-EMI Limited

London, 13 December 2006

EMI Group plc ("EMI") announces that it has entered into an unconditional agreement with Toshiba Corporation ("Toshiba"), whereby a wholly-owned subsidiary of EMI will acquire Toshiba's 45 per cent shareholding in Toshiba-EMI Limited ("TOEMI"), a company in which EMI Group currently has a 55 per cent shareholding.

The total cash consideration payable on completion by EMI Group to Toshiba for its 45 per cent shareholding is JPY 21,000 million (approximately £93 million)[(1)]. Following completion of the acquisition, EMI Group will own 100 per cent of the shares in TOEMI. The agreement is expected to be completed in the second quarter of calendar year 2007, or earlier if Toshiba exercises an early completion option.

TOEMI is one of Japan's leading music companies, whose artists include GLAY, Kyosuke Himuro, Tomoyasu Hotei, Yumi Matsutoya, Sheena Ringo, Utada Hikaru and Eikichi Yazawa.

For the year ended 31 March 2006, TOEMI reported profits before tax under Japanese GAAP of Yen 790 million, and underlying profits before tax under IFRS were £11.6 million[(2)]. TOEMI's gross assets as at 31 March 2006 under Japanese GAAP were £141.2 million[(3)].

TOEMI has been a successful joint venture partnership between EMI and Toshiba that has produced many great artists over the last decades. Both EMI and Toshiba believe it is the right time to unify the ownership structure of TOEMI. EMI remains strongly committed to the Japanese music market and its operations there.

Enquiries:

EMI GROUP PLC

Amanda Conroy	Corporate Communications	+44 20 7795 7529
Susie Bell	Investor Relations	+44 20 7795 7971

BRUNSWICK GROUP LLP

Patrick Handley		+44 20 7404 5959

TOSHIBA CORPORATION

Keisuke Ohmori	Corporate Communications	+81 3 3457 2105

Notes:

[1] Exchange rate used: Yen to £1=225 (approximate forward rate)
[2] Exchange rate used: Yen to £1=203.69 (average exchange rate for year ended 31 March 2006)
[3] Exchange rate used: Yen to £1=204.66 (year end exchange rate 31 March 2006)

Ref: 82-373

News Release

FOR IMMEDIATE RELEASE

ER 06/114

Statement re preliminary approach

London, 14 December 2006

Further to the announcement on 28 November 2006 that EMI Group plc ('EMI' or the 'Company') had received a preliminary approach which might or might not lead to an offer being made for the Company, EMI today announces that discussions with the potential offeror have now ceased. The EMI Board has not received an offer that fully reflects the prospects for and value of the company and which it could recommend to shareholders.

Enquiries

EMI GROUP PLC

Amanda Conroy	Corporate Communications	+44 20 7795 7529
Susie Bell	Investor Relations	+44 20 7795 7971

BRUNSWICK GROUP LLP

Patrick Handley		+44 20 7404 5959

The Directors of EMI Group plc accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons into whose possession this announcement come should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the laws of any such jurisdiction. This announcement does not constitute an offer or an invitation to purchase or subscribe for any securities or a solicitation of an offer to buy any securities.